Atlas south sea pearl

ACN 009 220 053

9th February 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

2006 PROFIT RESULTS AND JANUARY 2007 HARVEST

The Company wishes to advise that it is expecting the group's 2006 operating revenue to be in excess of $12.5 million which will be an increase of nearly 30 % on the previous year's income results. The net profit before tax is likely to be in the order of $4.3 million which would represent an increase of more than 80 % on the before tax profit in 2005. The tax calculation has not yet been finalised and all results are subject to final audit and Board sign-off.

The company expects to finalise the audit and sign off of its accounts by the beginning of March 2007.

In addition the Board is pleased to advise that the Company's Indonesian pearling projects have just completed the first major harvest for 2007 and there is a pleasing improvement in the size and weight of pearls harvested.

The company is putting more resources into the retail and tourism activities in Bali and has employed a an experience jewellery retail operations manager.

Yours faithfully

JOSEPH TAYLOR
Managing Director

CRP03 2006 Profit & Jan Harvest Feb0907.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL atlas@atlassouthseapearl.com.au